UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2025 (Report No. 3)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On April 10, 2025, Inspira Technologies Oxy B.H.N. Ltd (the “Registrant”) increased the maximum aggregate offering price of its ordinary shares, no par value (the “Ordinary Shares”) issuable under its Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, dated March 14, 2025, from $1,019,000 to $1,917,052. A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Sales Agreement is attached as Exhibit 5.1 hereto.

This Foreign Private Issuer Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748 and 333-284308) and Form S-8 (Registration Nos. 333-259057 and 333-277980), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
23.1	Consent of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: April 10, 2025	By:	/s/ Yafit Tehila
		Name:	Yafit Tehila
		Title:	Chief Financial Officer

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